EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Simon Property Group, L.P. (the "Company") on Form 10-K for the period ended December 31, 2020 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ DAVID SIMON

David Simon
Chairman of the Board of Directors,
Chief Executive Officer and President of
Simon Property Group, Inc., General Partner
Date: February 25, 2021

/s/ BRIAN J. MCDADE

Brian J. McDade
Executive Vice President, Chief Financial Officer
and Treasurer of Simon Property Group, Inc.,
General Partner
Date: February 25, 2021